File No. 812-

As Filed with the Securities and Exchange Commission

on April 14, 2010

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO

SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FROM THE

DEFINITION OF “INTERESTED PERSON” UNDER SECTION 2(a)(19)

OF THE INVESTMENT COMPANY ACT OF 1940

MetLife Advisers, LLC

Met Investors Series Trust

Metropolitan Series Fund, Inc.

501 Boylston Street

Boston, MA 02116

Notice and Order to:

Elizabeth M. Forget

President, Chief Executive Officer, and Chair of the Board of Managers

MetLife Advisers, LLC

1095 Avenue of the Americas

New York, NY 10036

Communications and Copies of Notice and Order to

Paul G. Cellupica

Chief Counsel, Securities Regulation & Corporate Services

MetLife, Inc.

1095 Avenue of the Americas

New York, NY 10036

This document contains a total of 33 pages.

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UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: MetLife Advisers, LLC Met Investors Series Trust Metropolitan Series Fund, Inc. File No. 812-	) ) ) ) ) ) ) ) )

APPLICATION FOR AN ORDER OF

EXEMPTION PURSUANT TO

SECTION 6(c) OF THE INVESTMENT

COMPANY ACT OF 1940 FROM THE

DEFINITION OF “INTERESTED

PERSON” UNDER SECTION 2(a)(19)

OF THE INVESTMENT COMPANY

ACT OF 1940

I. INTRODUCTION

MetLife Advisers, LLC (“MetLife Advisers”), Met Investors Series Trust (“MIST”) and Metropolitan Series Fund, Inc. (“MSF” and together with MIST, the “Funds”) (collectively, the “Applicants”) hereby submit this Application (“Application”) for an order from the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting current and future members of the Board of Trustees of MIST and current and future members of the Board of Directors of MSF (each, a “Board” and together, the “Boards”) who serve as Independent Board Members from the definition of “interested person” under Section 2(a)(19) of the 1940 Act to the extent necessary to permit these Independent Board Members to hold limited direct and indirect beneficial and legal interests in, or to be designated as a trustee, executor, or guardian of any legal interest in, publicly-traded securities issued by one or more investment sub-advisers (“Sub-advisers”) of the Funds or one or more of the Sub-advisers’ parent companies, other than those Sub-advisers affiliated with MetLife Advisers.1

The Applicants request that the exemptive relief sought hereby apply to the named Applicants as well as to all registered open-end management investment companies or series thereof advised in the future by MetLife Advisers, or any entity controlling, controlled by or under common control with (within the meaning of Section 2(a)(9) of the 1940 Act) MetLife Advisers (a “control affiliate”). All existing registered open-end management companies that currently intend to rely on the order have been named as Applicants, and any other existing or future open-end management investment companies that intend to rely on the order in the future will comply with the terms and conditions in the Application.

[1]	The term “parent company” as used herein refers to any controlling person of a Sub-adviser. The term “control” is interpreted as defined in Section 2(a)(9) of the 1940 Act. The terms “affiliated” and “affiliates” as used herein refer to a person who is an “affiliated person” of another person, as set forth in Section 2(a)(3) of the 1940 Act. Sub-advisers (and parent companies thereof) that are not affiliated with MetLife Advisers may be referred to herein as “unaffiliated.”

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II. STATEMENT OF FACTS

A.	The Applicants

1.	MetLife Advisers

MetLife Advisers is a Delaware limited liability company with its home office located at 501 Boylston Street, Boston, Massachusetts 02116. MetLife Advisers is also an investment adviser registered under the Investment Advisers Act of 1940, as amended, and serves as the investment manager of the Funds. MetLife Advisers has overall responsibility for the general management and administration of the Funds.

All voting interests in MetLife Advisers are owned by MetLife Investors Group, Inc., which in turn is wholly-owned by MetLife, Inc., a Delaware corporation publicly-traded on the New York Stock Exchange. The members of MetLife Advisers include each insurance company the separate accounts of which invest in registered investment companies to which MetLife Advisers serves as investment adviser. Each member’s interest in MetLife Advisers entitles the member to share in the profit and loss of MetLife Advisers in proportion to the profit and loss of MetLife Advisers attributable to customers of the insurance company. One of the Sub-advisers of MSF, MetLife Investment Advisors Company, LLC (“MLIAC”), is a wholly-owned subsidiary of MetLife, Inc. The Applicants are not requesting exemptive relief to permit the Independent Board Members to directly or indirectly hold interests in shares of MetLife Advisers or any affiliate of MetLife Advisers, including MLIAC and MetLife, Inc.

As of December 31, 2009, MetLife Advisers and its consolidated subsidiaries managed approximately $79.3 billion in assets. These assets are primarily assets of registered investment companies consisting of separate portfolios which serve as investment vehicles for certain variable annuity contracts and variable life insurance policies issued by Metropolitan Life Insurance Company and affiliated insurance companies, and also may serve as investment vehicles for qualified eligible retirement plans.

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2.	The Funds

MIST, a Delaware statutory trust, and MSF, a Maryland corporation, are each registered as an open-end management investment company under the 1940 Act, and their shares are registered under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A. MIST was established on July 27, 2000, and MSF was established on November 23, 1982.

Each of the Funds is a series investment company, as defined by Rule 18f-2 under the 1940 Act. MIST currently has 48 separate investment portfolios and MSF currently has 36 separate investment portfolios (each a “Portfolio” and collectively, the “Portfolios”). Shares of both the MIST Portfolios and the MSF Portfolios are currently only sold to separate accounts of Metropolitan Life Insurance Company, MetLife Investors Insurance Company, and certain of their affiliates, to fund certain individual and group variable life insurance policies and individual and group variable annuity contracts. The general public may not directly purchase MSF or MIST shares.

Each Fund has adopted a plan under Rule 18f-3 under the 1940 Act in order to permit it to offer multiple classes of shares of each of its Portfolios. One MIST Portfolio offers Class A shares only, five MIST Portfolios offer Class A and Class B shares, and forty-two MIST Portfolios offer Class A, Class B, Class C and Class E shares. The Portfolios of MSF generally offer either Class A and B shares, or Class A, B, and E shares. However, three Portfolios of MSF offer Class A, B, C, and E shares; four Portfolios of MSF offer Class A, B, E, and G shares; and one Portfolio of MSF offers Class A, B, E, and F shares. Pursuant to each Fund’s Rule 18f-3 Plan, shares of each class of a Portfolio represent an equal pro rata interest in that Portfolio and, generally, have identical voting, dividend, liquidation and other rights, other than the payment of fees and expenses under the distribution and services plan adopted pursuant to Rule 12b-1 under the 1940 Act.

MetLife Investors Distribution Company (the “Distributor”), located at 5 Park Plaza, Irvine, CA 92614, is the distributor for the Funds and an affiliate of the Funds. Under separate Distribution Agreements with the Funds adopted under Rule 12b-1 of the 1940 Act, the Distributor serves as the general distributor of shares of each class of each Portfolio.

B.	Multi-Manager Structure of the Funds

1.	MetLife Advisers

MetLife Advisers currently serves as investment adviser to each of the Portfolios. Pursuant to the relevant Advisory Agreements, MetLife Advisers is responsible for the general management

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of each Fund and its Portfolios. These managerial responsibilities include recommending Sub-advisers to the Boards, paying the fees of the Sub-adviser for the Portfolio and monitoring the Sub-adviser’s investment program. Advisory services are provided subject to the supervision and control of the Boards. MetLife Advisers, in conjunction with a third-party service provider, also provides a range of administrative and accounting services to the Funds. The relevant Advisory Agreements further provide that MetLife Advisers will furnish or pay the expenses of the applicable Portfolio for office space, facilities, and equipment, services of executive and other personnel and certain administrative services.

MetLife Advisers does not generally perform the day-to-day portfolio management for any Portfolio for which it serves as investment adviser. Rather, for most Portfolios, MetLife Advisers delegates day-to-day portfolio management responsibility to other investment advisory firms pursuant to Sub-advisory Agreements, while providing oversight of these Sub-advisers. MetLife Advisers does not utilize Sub-advisers for certain asset allocation and other portfolios, however; the management of these portfolios is described as follows. MetLife Advisers is responsible for determining the asset allocation ranges for certain MIST Portfolios (MetLife Defensive Strategy, MetLife Moderate Strategy, MetLife Balanced Strategy, MetLife Growth Strategy, MetLife Aggressive Strategy, American Funds® Balanced Allocation, American Funds® Growth Allocation and American Funds® Moderate Allocation Portfolios) and certain MSF Portfolios (MetLife Conservative Allocation, MetLife Conservative to Moderate Allocation, MetLife Moderate Allocation, MetLife Moderate to Aggressive Allocation and MetLife Aggressive Allocation Portfolios) (collectively, the “Strategic Allocation Portfolios”) thereby ensuring either that the allocations are consistent with the guidelines that have been approved by the Boards, or that such allocations are approved by the Boards. Within the asset allocation ranges for the Strategic Allocation Portfolios, MetLife Advisers will periodically establish specific percentage targets for each asset class and each Portfolio to be held by the Strategic Allocation Portfolios based on the investment objectives and policies of the Portfolios, MetLife Advisers’ investment process as well as its outlook for the economy, financial markets and relative market value of each Portfolio. In addition, the Met/Franklin Templeton Founding Strategy Portfolio’s assets are allocated on an equal basis among three series of MIST that are managed by three unaffiliated investment advisory firms. Similarly, the Zenith Equity Portfolio’s assets are allocated among three series within MIST and MSF that are managed by three unaffiliated advisory firms.

For its services, MetLife Advisers receives compensation at an annual rate of a percentage of the average daily net assets of each Portfolio, except with respect to the American Funds® Bond Portfolio, American Funds® Growth Portfolio and American Funds® International Portfolio, each a series of MIST that is a feeder portfolio in a master-feeder structure

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(“Feeder Portfolio”) and the Zenith Equity Portfolio, a series of MSF, for which MetLife Advisers receives no compensation. (In the event that any such Feeder Portfolio were to withdraw from the designated master fund and invest its assets directly in investment securities, MetLife Advisers would retain the services of a Sub-adviser and would receive a management fee based on a percentage of the assets of each Feeder Portfolio.)

2.	Multi-Manager Order

MetLife Advisers and the Funds have received an exemptive order from the Commission (“Multi-Manager Order”) that permits MetLife Advisers, subject to certain conditions and without the approval of shareholders, to enter into new or amended agreements with Sub-advisers, including any sub-advisory agreement necessitated because the prior Sub-adviser was terminated as a result of an “assignment,” as defined in Section 2(a)(4) of the 1940 Act.2 In such circumstances, shareholders would receive notice of such action, including the information concerning the new Sub-adviser that would be included in a proxy statement, by providing an information statement meeting the requirements of Regulation 14C and Schedule 14C under the Securities Exchange Act of 1934.

3.	The Sub-advisers

The Sub-advisers serve in a sub-advisory capacity to MetLife Advisers with respect to each Portfolio of MIST and MSF for which they provide investment advice. Pursuant to the Sub-advisory Agreements with MIST, and subject to the general supervision and direction of MetLife Advisers, each Sub-adviser develops a plan for investing the assets of each Portfolio, selects the assets to be purchased and sold by each Portfolio, selects the broker-dealer or broker-dealers through which the Portfolio will buy and sell its assets, and negotiates the payment of commissions, if any, to those broker-dealers. Day-to-day management of the investments in most of the Portfolios is the responsibility of the applicable Sub-adviser’s portfolio managers. Pursuant to Sub-advisory agreements with MSF, each Sub-adviser manages the assets of its Portfolio in accordance with each Portfolio’s investment objectives and policies, makes investment decisions for each Portfolio and employs professional advisers and securities analysts who provide research services to that Portfolio.

[2]	See New England Funds Trust I, et al., Investment Company Act Release Nos. 22796 (Aug. 22, 1997)(notice) and 22824 (Sept. 17, 1997) (order) (hereinafter, the “Multi-Manager Order”); New England Funds Trust I, et al., Investment Company Act Release Nos. 23829 (May 10, 1999)(notice) and 23859 (June 4, 1999)(order) (amending prior order to eliminate the requirement to provide notice to shareholders in the form of an information statement in the event of material changes to a sub-advisory agreement, other than a change in Sub-adviser).

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MetLife Advisers, not the Portfolios, pays each Sub-adviser a sub-advisory fee for its services out of the management fee it receives from the relevant Portfolio pursuant to its Advisory Agreement with the relevant Fund.

Sixteen Sub-advisers provide the day-to-day sub-advisory services for the MSF Portfolios, and 29 Sub-advisers provide the day-to-day sub-advisory services for the MIST Portfolios. With respect to the unaffiliated Sub-advisers hired by MetLife Advisers, nine of the unaffiliated MSF Sub-advisers and 22 of the MIST Sub-advisers are either public companies or affiliates of public companies. These Sub-advisers and their parent companies are typically part of large, global financial services organizations whose securities are widely traded both in domestic and foreign markets. As of April 1, 2010, the companies listed in the S&P 500 Index include 12 entities that are either current Sub-advisers of the Funds or parent companies of Sub-advisers. Because of the size of these organizations, the sub-advisory fees received in connection with services provided to the Funds generally constitute a small amount of the overall revenue of these organizations.

4.	Oversight of the Sub-advisers

Pursuant to its Advisory Agreements with MSF and MIST and the Multi-Manager Order, one of the primary responsibilities of MetLife Advisers is to provide the Funds with investment management evaluation services, principally by reviewing and recommending to the Boards prospective Sub-advisers for each Portfolio, and thereafter monitoring and reviewing each Sub-adviser’s performance on a formal basis quarterly as well as through periodic in-person, telephonic and written consultations. MetLife Advisers reviews and recommends prospective Sub-advisers from a pool of candidates, potentially including its affiliates, to manage the Portfolios. In initially evaluating each prospective Sub-adviser, MetLife Advisers considers, among other things, each Sub-adviser’s level of expertise, relative performance, consistency of results in the context of overall market performance and investment discipline or philosophy, as well as its personnel, facilities, financial strength, reputation and quality of services. MetLife Advisers may allocate a Portfolio’s assets to additional Sub-advisers subject to the approval of the relevant Board, and has discretion to allocate each Portfolio’s assets among a Portfolio’s current Sub-advisers.

On an ongoing basis, MetLife Advisers monitors the compliance of each Sub-adviser with the investment objective(s), policies and restrictions of each Portfolio, monitors continuity in each Sub-adviser’s operations and any changes in investment personnel and senior management, and reviews the performance of each Sub-adviser. MetLife Advisers is also responsible for communicating performance expectations and evaluations to each Sub-adviser and ultimately recommending to the Boards whether the Sub-advisory Agreement between MetLife Advisers

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and each Sub-adviser should be renewed, modified or terminated. In addition, MetLife Advisers provides reports to the Boards of MSF and MIST periodically with respect to the results of its evaluations, monitoring functions and determinations with respect to each Sub-adviser.

As noted above, MetLife Advisers conducts a continuous quantitative and qualitative evaluation of each Sub-adviser’s skills and proven abilities in managing assets pursuant to a specific investment style. While superior performance is regarded as the ultimate goal, short-term performance by itself is not a significant factor in selecting or terminating Sub-advisers. In MetLife Advisers’ view, a Sub-adviser should, among other things, (i) display discipline and thoroughness in pursuit of stated investment objectives, (ii) maintain, over time, above-average performance, and (iii) demonstrate a high level of service and responsibility. MetLife Advisers continually monitors the performance of the Sub-advisers to assess their overall competence.

From time to time, in reliance on the Multi-Manager Order, MetLife Advisers may determine that the services of a Sub-adviser should be terminated and will recommend termination to the relevant Board. MetLife Advisers will make such termination decisions on a case-by-case basis. Factors that MetLife Advisers may consider in this analysis include, among other things, (i) departure of key personnel from the Sub-adviser, (ii) change in or departure from the Sub-adviser’s investment style, (iii) inadequate investment processes that could result in inconsistent security selection, valuation or compliance, and (iv) inability, over time, to maintain consistent above-average performance.

Similarly, from time to time, in reliance on its Multi-Manager Order and with the approval of the relevant Board, MetLife Advisers appoints new Sub-advisers to advise new Portfolios (or portions thereof) or to replace Sub-advisers for existing Portfolios (or portions thereof). Thus, the Sub-advisers who provide day-to-day investment advisory services to the Portfolios may change on a regular basis. In addition, Sub-advisers and their parent companies merge with or are acquired by other companies from time to time. Each of these events may, without the requested relief, cause an Independent Board Member to be considered an interested person of the Fund, and also may introduce new entities to the list of companies in which each Independent Board Member must avoid holding an interest in order to remain a non-interested person of the Fund.

During recent years there have been a number of changes in the Sub-advisers to the Portfolios of the Funds. From January 1, 2003 through May 1, 2009, the MIST Board terminated nine Sub-advisers and replaced them pursuant to the Multi-Manager Order, and the MSF Board terminated and replaced nine Sub-advisers pursuant to the Multi-Manager Order. In addition, during this period, MSF established seven new Portfolios and MIST established 27 new Portfolios. Each of those new Portfolios required the appointment of a Sub-adviser.

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C.	Board Members

MIST is supervised by a Board of Trustees that is responsible for representing the interests of shareholders and overseeing its investment adviser and Sub-advisers. The Trustees appoint the officers of MIST who are responsible for administering the Trust’s day-to-day operations. Each Trustee is responsible for overseeing all 48 MIST Portfolios. One MIST Trustee is an “interested person” (as defined by the 1940 Act) and six MIST Trustees are not “interested persons.”3 There are seven officers of MIST.

Similar to MIST, MSF is supervised by a Board of Directors that represents shareholders’ interests, and oversees its investment adviser and Sub-advisers. MSF’s officers, who are appointed by the Board of Directors, supervise its daily business operations. Each Director is responsible for overseeing all 38 Portfolios of MSF. Two MSF Directors are “interested persons” (as defined by the 1940 Act) and seven Directors are not “interested persons.” There are four officers of MSF.

Each Board complies with the board composition requirements in Sections 10(a) and 10(b)(2) of the 1940 Act. In addition, each Fund relies on certain exemptive rules under the 1940 Act and, therefore, complies with the board composition requirements of these rules. Moreover, each Fund is obligated to comply with certain board composition requirements in the Multi-Manager Order, including the requirement that at all times a majority of the Directors of a Fund will be persons each of whom is not an “interested person” of the Fund.4

Pursuant to Section 15 of the 1940 Act, the Board of each Fund, including a majority of the Independent Board Members, has approved an Advisory Agreement with MetLife Advisers for an initial two-year term and has approved its continuance annually thereafter. Upon the recommendation of MetLife Advisers and pursuant to the Multi-Manager Order and Section 15 of the 1940 Act, the Board of each Fund, including a majority of the Independent Board Members, has approved each Sub-advisory Agreement for an initial two year term and has approved its continuance, if any, annually thereafter. The Board of each Fund, including a majority of the

[3]	With respect to each Fund, those Board members who are not “interested persons” (as that term is defined in Section 2(a)(19) of the 1940 Act) of the Fund are referred to herein as the “Independent Board Members.”
[4]	In the event that the Applicants’ requested relief from the definition of “interested person” in Section 2(a)(19) of the 1940 Act is granted, the Applicants request confirmation that the relief would apply to the requirement in the Multi-Manager Order that a majority of the Directors of the Fund not be “interested persons” under Section 2(a)(19).

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Independent Board Members, also will approve any future Sub-advisory Agreement entered into between MetLife Advisers and a Sub-adviser prior to the commencement of services for a Portfolio by the Sub-adviser.

III. THE PROPOSED EXEMPTION

A.	Summary of Proposed Exemption from Section 2(a)(19)

The proposed exemption would exempt the Independent Board Members of the Funds from the definition of “interested person” in Section 2(a)(19)(B)(iii) of the 1940 Act notwithstanding that the Board members may hold certain limited direct and indirect beneficial and legal interests in the unaffiliated Sub-advisers or their parent companies, subject to the conditions set forth in Section IV.C. below.

B.	Reasons for the Proposed Exemption

1.	Imposition of Significant and Unnecessary Burdens on Independent Board Members

As applied to investments in unaffiliated sub-advisers and their parent companies, Section 2(a)(19)(B)(iii) imposes significant and unnecessary burdens on the Independent Board Members of the Funds, without any corresponding benefit to fund investors. The restriction in this Section requires the Independent Board Members to spend significant time and effort to avoid having any interest in the Sub-advisers or their parent companies, particularly in comparison to the time and effort required of independent directors of more traditionally structured mutual fund complexes that are only associated with one primary investment adviser. To ensure independence under Section 2(a)(19), Independent Board Members must track a large number of existing Sub-advisers and their parent companies, including, with respect to some Sub-advisers, more than one parent company, to avoid acquiring even a de minimis interest in such companies. Independent Board Members also must monitor their account holdings to ensure that they do not hold or acquire any interest in a new Sub-adviser (or its parent company) that is retained for a Portfolio.

In addition, Independent Board Members must monitor for any changes of control that may occur with respect to a Sub-adviser or its parent company to ensure that he or she does not have or acquire any interest in a new control person for the Sub-adviser or its parent company. Because large publicly-traded financial services companies will sometimes merge with or acquire one another, or will acquire or dispose of asset management subsidiaries, the process of monitoring for

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changes of control must be continuous and can be burdensome, both for Independent Board Members and for the Funds’ compliance and legal personnel, with potentially draconian consequences if this monitoring process fails. Further, even with respect to Sub-advisers that are privately-held and are not affiliates of publicly-traded companies, it is not uncommon for a Sub-adviser to elect to become public as its business grows, further complicating the monitoring process. Finally, it is not always obvious to Independent Board Members when a company should be considered a controlling person of a given Sub-adviser for purposes of the 1940 Act, particularly when a company holds a significant equity or debt interest in the Sub-adviser or its parent but does not have majority ownership. Accordingly, in some instances an Independent Board Member may have to expend significant time in order to determine whether there is a relationship between a Sub-adviser and another company in which the Independent Board Member has a direct or indirect interest that would trigger concerns under Section 2(a)(19).

For Independent Board Members that have retained one or more financial advisers to manage their accounts, this process can be even more complex due to the involvement of a third party. For example, an Independent Board Member who has retained such a financial adviser typically must confer with the financial adviser and monitor his or her account holdings on a continuous basis, to ensure that the financial adviser does not invest the account in any securities issued by a current Sub-adviser or its parent company. In addition, each time a new Sub-adviser is retained for a Portfolio, the Independent Board Member must consult with the financial adviser to ensure that the Board member does not directly or indirectly hold or acquire any securities of the Sub-adviser or its parent company. Similarly, each time a Sub-adviser or its parent company undergoes a change of control, the Independent Board Member must consult with the financial adviser to ensure that he or she does not directly or indirectly hold or acquire any securities of the new control person of the Sub-adviser or its parent company.

The restriction in Section 2(a)(19)(B)(iii) also could force an Independent Board Member to liquidate holdings of securities issued by any new Sub-adviser or parent company thereof that is proposed, in order to maintain status as an Independent Board Member. Any such forced sales could result in the Independent Board Member executing transactions at an inopportune time and price, particularly with respect to securities that are relatively illiquid, and potentially could result in significant adverse tax consequences and additional brokerage expenses for the Independent Board Member. Similarly, Section 2(a)(19)(B)(iii) could cause an Independent Board Member to liquidate holdings of securities issued by any Sub-adviser or parent company thereof that the Independent Board Member acquires through no action on the Trustee’s part, such as by inheritance, in order to avoid being deemed an interested person.

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Moreover, the restriction in Section 2(a)(19)(B)(iii) requires the Independent Board Members to forego investment opportunities to a materially greater degree than independent directors of more traditionally structured mutual fund complexes that are only associated with one primary investment adviser. Because of the significant number of Sub-advisers used by MSF and MIST, and because these Sub-advisers are often part of large, publicly-traded global financial services companies, Section 2(a)(19)(B)(iii) significantly limits an Independent Board Member’s ability to invest in domestic and foreign securities markets. By its terms, Section 2(a)(19)(B)(iii) prevents an Independent Board Member from holding even one share of a Sub-adviser or its parent company, regardless of how limited the Sub-adviser’s role is in the overall fund complex advised by MetLife Advisers.

2.	Effect on the Recruitment and Retention of Qualified Independent Board Members

Section 2(a)(19)(B)(iii) also may discourage qualified individuals from serving as Independent Board Members of the Funds. From time to time, each Board has considered whether to commence searches for new Independent Board Members in anticipation of upcoming retirements or for other reasons. Because of the potential issues associated with personal investing, the Funds must explain at the outset of discussions with potential candidates the limitations imposed by the 1940 Act on Independent Board Members. The significant limitations placed on personal investing activities (including potential forced securities divestitures in order to qualify as an Independent Board Member) and the additional time and effort associated with monitoring their investments to avoid acquiring any interest in the Sub-advisers or their parent companies could limit the range of qualified individuals available or willing to serve as Independent Board Members of the Funds. Moreover, these significant personal investing limitations and the additional time requirements that are imposed on the Independent Board Members of the Funds may provide those investment companies that utilize only a primary investment adviser, as opposed to a multi-manager model, with a competitive advantage when seeking to attract the most qualified candidates for their boards of directors.

In addition, due to the size of some potential Sub-advisers’ corporate parent companies, beneficial and legal interests in these companies are likely to be held in some manner by an extremely large segment of the population, especially among those persons who have even moderately diversified direct and indirect securities holdings. Indeed, those persons who have the type of experience and background in the financial services industry that would be desirable for a Trustee or Director of the Funds to possess are often more likely to have beneficial or legal interests in financial services companies. Thus, an Independent Board Member candidate may sometimes have to choose between serving as an Independent Board Member of the Funds or liquidating certain of his or her holdings.

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Even if an Independent Board Member decides to liquidate his or her holdings, as noted above, certain types of securities (particularly debt securities) may not be readily liquid or otherwise may be difficult to sell within a short time-frame without adverse tax consequences. Accordingly, an Independent Board Member may be forced to dispose of these investments at an inopportune time and/or incur an otherwise avoidable loss on the investment.

3.	Potential Issues When Considering New Sub-advisers

As noted above, pursuant to its Multi-Manager Order and with the approval of the relevant Board, MetLife Advisers may from time to time appoint new Sub-advisers for new Portfolios or replace Sub-advisers to existing Portfolios. Section 2(a)(19)(B)(iii) may complicate decisions to hire a Sub-adviser with otherwise strong qualifications for a particular mandate if the hiring of the Sub-adviser would disqualify a currently serving Independent Board Member from continuing to serve in that capacity, or would require an Independent Board Member to incur adverse financial consequences associated with forced divestiture of his or holdings in order to continue to qualify as an Independent Board Member. In this connection, the Commission has previously recognized the importance of a primary investment adviser’s ability to timely replace poorly performing sub-advisers in a manager-of-managers complex.5

IV. REQUEST FOR AN ORDER OF EXEMPTION UNDER SECTION 6(c)

The Applicants request that the Commission issue an order of exemption pursuant to 6(c) of the 1940 Act from the definition of “interested person” in Section 2(a)(19) of the 1940 Act to the extent necessary to permit the Independent Board Members of the Funds to hold limited direct and indirect beneficial and legal interests in the unaffiliated Sub-advisers of the Funds and their parent companies without being deemed to be an interested person of the Funds for purposes of the 1940 Act, subject to the conditions outlined in Section IV.C. below.

A.	Applicable Law

The 1940 Act and the rules thereunder impose specific requirements relating to the composition of boards of directors of registered investment companies. More specifically, Section 10(a)

[5]	See Exemption From Shareholder Approval for Certain Subadvisory Contracts, Investment Company Act Release No. 26,230 (Oct. 23, 2003), 68 Fed. Reg. 61,720, 61,724 (Oct. 29, 2003) [hereinafter Rule 15a-5 Proposing Release].

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provides that at least 40% of the board of directors of an investment company must be directors who are “independent” of the investment company. In addition, Section 10(b)(2) generally provides that a majority of the members of an investment company’s board of directors must be “independent” of its principal underwriter. Moreover, certain exemptive rules under the 1940 Act require that a majority of the board of directors be composed of independent directors in order for the investment company to rely on these rules. With respect to the Funds, the Multi-Manager Order also requires each Fund to have a Board comprised of a majority of Independent Board Members.

In addition, the 1940 Act vests independent directors with a number of important responsibilities in overseeing investment company activities. For example, in connection with the approval and renewal of investment advisory and principal underwriting agreements, Section 15(c) requires independent directors to request and evaluate information about the investment company’s investment adviser and to approve investment advisory and principal underwriting agreements.

An independent director, for purposes of the 1940 Act, is a director who is not an “interested person” of an investment company. Section 2(a)(19) of the 1940 Act defines the term “interested person” as it relates to an investment company as well as an investment adviser or principal underwriter. Section 2(a)(19)(B)(iii) defines an “interested person” of an investment adviser or principal underwriter to include “any person who knowingly has any direct or indirect beneficial interest in, or who is designated as trustee, executor, or guardian of any legal interest in, any security issued either by such investment adviser or principal underwriter or by a controlling person of such investment adviser or principal underwriter.” Section 2(a)(19)(A)(iii) provides that an “interested person” of an investment adviser or principal underwriter is also an “interested person” of the investment company for which the adviser or underwriter serves.6 Thus, a person who is an “interested person” of an investment adviser by virtue of a direct or indirect beneficial interest in such investment adviser or its parent company, or who is designated as trustee, executor, or guardian of any legal interest in such an entity, is also an interested person of the investment company for which the investment adviser serves.

Section 2(a)(19) was added to the 1940 Act by the Investment Company Act Amendments of 1970. Prior to the enactment of the 1970 amendments, a director was considered “independent” if the director was not an officer or employee of an investment company or an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act) of its investment adviser, principal underwriter,

[6]	Section 2(a)(20)(B) of the 1940 Act defines “investment adviser” to include persons who contract with an investment company’s primary investment adviser to provide advisory services to the company. The Commission has recognized that this provision covers investment sub-advisers. See Rule 15a-5 Proposing Release at 61,720 n.3.

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regular broker or any investment banker and their affiliates.7 In 1966, the Commission, concerned with the economic and family relationships independent directors had with investment company management, recommended to Congress that the term “interested person” be added to the 1940 Act and that it be applicable to the provisions of the 1940 Act relating to, among other things, board composition and approval of advisory and underwriting agreements.8

Congress responded to the Commission’s concerns by enacting Section 2(a)(19) of the 1940 Act. In doing so, Congress noted that, like the Commission, it was concerned with the “strong ties” an investment company’s independent directors may have with management.9 With respect to security ownership, Congress was particularly concerned that under the then-current independence definition, a director could be deemed “independent” “even though he own[ed] up to 4.99 percent of the adviser-underwriter’s stock….”10 Thus, the section was drafted to define ‘‘‘interested person’ to include persons who have close family or substantial financial or professional relationships with investment companies, their investment advisers, principal underwriters, officers, and employees.”11 The Senate Report on the bill also explained that the function of the amendment was “to supply an independent check on management and to provide a means for the representation of shareholder interests in investment company affairs.”12

In addition, the Senate Report stated that the Commission would have “adequate exemptive authority under Section 6(c) of the [1940] Act to administer [Section 2(a)(19)] in a flexible manner.”13 For example, the Senate Report noted that the Commission may exempt from Section 2(a)(19) a person who “is in a position to act independently on behalf of the investment company and its shareholders in dealing with the company’s investment adviser or principal underwriter.”14 Section 6(c) of the 1940 Act provides that:

[t]he Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

[7]	See SEC, PUBLIC POLICY IMPLICATIONS OF INVESTMENT COMPANY GROWTH, H.R. REP. No. 89-2337 (1966) at 130 (discussing the status of independent directors in 1966).
[8]	See id. at 334.
[9]	See S. REP. No. 91-184 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4927.
[10]	See id.
[11]	Id.
[12]	See id.
[13]	Id. at 4929.
[14]	See id.

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Neither Section 2(a)(19) nor its legislative history addresses the application of the “interested person” standard in the context of multi-manager funds, which had not been introduced at that time.15

The Applicants, therefore, request an order of exemption from the Commission pursuant to Section 6(c) of the 1940 Act from the provisions of Section 2(a)(19)(B)(iii) of the 1940 Act as described herein.

B.	Basis for a Section 6(c) Order

The Applicants submit that the proposed exemption is necessary and appropriate in the public interest. The Applicants also submit that the proposed exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. In addition, the Applicants submit that the proposed exemption is consistent with previous exemptive and other relief granted by the Commission and its staff from Section 2(a)(19)(B)(iii).

1.	Necessary and Appropriate in the Public Interest

The Applicants maintain that the proposed exemption is necessary and appropriate in the public interest because (1) it will reduce the unnecessary administrative and compliance burden currently placed on the Independent Board Members of the Funds as directors of sub-advised mutual funds; (2) it will prevent the unnecessary disqualification of otherwise qualified Independent Board Member candidates; and (3) it will permit MetLife Advisers to hire Sub-advisers for the Portfolios more easily and quickly, in accordance with its Multi-Manager Order as well as the best interests of shareholders.

The Applicants believe that the proposed exemption will reduce the unnecessary and significant burdens placed on the Independent Board Members of the Funds in connection with having to avoid holding or acquiring any beneficial or legal interest in securities issued by a Sub-adviser

[15]	See Rule 15a-5 Proposing Release at 61,720 (referring to the introduction of multi-manager funds in the early 1990s).

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or a parent company thereof, while still ensuring that the Independent Board Members maintain an appropriate degree of independence from the Funds’ Sub-advisers. The proposed exemption will allow the Independent Board Members to hold direct and indirect beneficial and legal interests in the unaffiliated Sub-advisers or their parent companies, but will limit such interests to a de minimis amount of the outstanding securities of the Sub-advisers or their parent companies as well as a de minimis amount of the issuer’s market value. These limitations will address Congress’ concerns regarding the “substantial financial” relationships and “strong ties” that could exist between independent directors and fund advisers, such as owning up to 4.99% of an investment adviser, while partly removing the significant restrictions currently placed on the Independent Board Members’ investments in domestic and foreign markets. Any such de minimis interest in a Sub-adviser or its parent company would not tend to impair a Board Member’s independence.

By reducing the burdens placed on the Independent Board Members in connection with personal investments, the proposed exemption also will increase the range of qualified Independent Board Member candidates available and willing to serve on the Boards. In addition, the proposed exemption will remove any unfair competitive advantage that another mutual fund family may have over the Funds in recruiting and retaining the best and most qualified Independent Board Member candidates. Finally, the proposed exemption will eliminate any appearance of impropriety that may result when an Independent Board Member learns that he or she acquired securities in a Sub-adviser or its parent company inadvertently.

The proposed exemption also will ensure that MetLife Advisers is able to retain the most qualified Sub-advisers to serve the Portfolios. By permitting limited investments by the Independent Board Members in the unaffiliated Sub-advisers or their parent companies, the proposed exemption will largely eliminate any concern that a proposed new Sub-adviser could cause an Independent Board Member to be deemed an interested person of a Fund. For this same reason, the proposed exemption also may enhance MetLife Advisers’ ability to terminate an underperforming Sub-adviser quickly.16

[16]	The Commission has previously noted the importance of a primary investment adviser’s ability to timely replace poorly performing sub-advisers in a manager-of-managers complex. See Rule 15a-5 Proposing Release at 61,724.

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2.	Consistent with the Protection of Investors and the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act

The Applicants maintain that the proposed exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants believe that it is unnecessary to apply the literal requirements of Section 2(a)(19)(B)(iii) to investments in Sub-advisers and their parent companies. As noted above, Congress adopted Section 2(a)(19) because of its concern over “strong ties” between independent directors and fund management. In addition, the Commission has specifically stated that Section 2(a)(19)(B)(iii) “is designed to ensure that an independent director does not have a financial interest in the organizations that are closely associated with the fund or that would benefit from payments that the independent director is charged with scrutinizing.”17

An Independent Board Member’s limited ownership interest in an unaffiliated Sub-adviser or its parent company would not represent the “strong tie” between independent directors and fund management that Congress was concerned with when Section 2(a)(19) was enacted. When this section was enacted, the typical mutual fund was organized by its investment manager who provided most, if not all, of the investment management services to the fund.18 Here, however, the Sub-advisers are not responsible for the organization of the Portfolios and their services are limited to the day-to-day management of the Portfolios’ assets. MetLife Advisers performs the primary management function that Congress was concerned with when Section 2(a)(19) was enacted, and the proposed exemption would not extend to ownership interests in MetLife Advisers or any Sub-adviser affiliated with MetLife Advisers. Thus, the Independent Board Members would continue to provide the “independent check on management” that Congress intended when enacting Section 2(a)(19).

In addition, the unaffiliated Sub-advisers of the Portfolios do not have any close association with MetLife Advisers or the Portfolios, such as through a control relationship. The Sub-advisers only provide day-to-day advisory services to one or a limited number of Portfolios of the Funds and may also serve as investment advisers to a number of other mutual funds unaffiliated with MetLife Advisers or the Portfolios. In addition, the Sub-advisers are continuously monitored by MetLife Advisers and may be recommended for replacement at any time by MetLife Advisers, and in fact a number of Sub-advisers have been replaced in recent years. Thus, as compared with MetLife Advisers, the unaffiliated Sub-advisers are not closely associated with the Portfolios.

Furthermore, MetLife Advisers (not the Portfolios) pays the Sub-advisers their sub-advisory fees from the management fees it receives from the Portfolios. As a result, the Independent Board Members scrutinize the fee paid to each Sub-adviser as a component of the management fee paid to

[17]	See Role of Independent Directors of Investment Companies, 1940 Act Release No. 24,082 (Oct. 15, 1999), 64 Fed. Reg. 59,826, 59,838 (Nov. 3, 1999).
[18]	See S. REP. No. 91-184 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4901.

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MetLife Advisers. MetLife Advisers, in turn, negotiates at arm’s length with the Sub-advisers to obtain the most favorable sub-advisory fees. Accordingly, any conflict of interest that would be presented by an Independent Board Member having a financial interest in a potential Sub-adviser would be mitigated substantially by MetLife Advisers’ financial incentive to negotiate the lowest possible sub-advisory fee.

In addition, because of the size of the Sub-advisers’ corporate organizations, ownership of a Sub-adviser’s (or its parent company’s) securities has little possibility of impairing the Independent Board Members’ independence. For example, it is unlikely that an Independent Board Member’s decision with respect to the approval, continuation, or termination of a Sub-advisory Agreement would have a significant impact on the revenue of a Sub-adviser (or its parent company).19 There would be even less of a possibility that the approval of a Sub-advisory Agreement with a Sub-adviser could result in a financial benefit to an Independent Board Member.

Further, as a practical matter, the Independent Board Members of the Funds are already permitted to invest in securities issued by companies that serve as (or that are parent companies of) Sub-advisers to the Portfolios. Rule 2a19-3 under the 1940 Act permits the Independent Board Members to invest in broad-based index funds, which may include companies that serve as (or that are parent companies of) Sub-advisers to Portfolios. In this regard, the proposed exemption would simply allow the Independent Board Members to hold directly interests that they are currently permitted to hold indirectly. Similar to Rule 2a19-3, which requires that any such securities holding be held through a registered investment company with an investment objective of replicating the performance of one or more broad-based securities indices, the proposed exemption would limit an Independent Board Member’s interest in a Sub-adviser’s (or its parent company’s) securities to a de minimis amount in order to ensure that such interest is not substantial enough to impair the Independent Board Member’s independence or to create a conflict of interest.

The Applicants also believe that the proposed exemption is consistent with the Commission’s rationale in granting the Multi-Manager Order and other similar orders, as well as in proposing Rule 15a-5 under the 1940 Act, pursuant to which the Commission recognized that it is

[19]	To cite two examples, in 2009 the total net revenue of Goldman Sachs & Co. was approximately $45.2 billion, including $6.0 billion in revenues with respect to asset management and securities services; by contrast, sub-advisory fees paid to Goldman Sachs Asset Management in 2009 with respect to the Goldman Sachs Mid Cap Value Portfolio in MIST, the only MetLife Portfolio sub-advised by Goldman Sachs Asset Management, were approximately $1.8 million. In addition, in 2009 the total net revenue of BlackRock, Inc. was approximately $4.7 billion, including $3.8 billion with respect to investment advisory, administration, and securities lending services; by contrast sub-advisory fees paid to BlackRock Financial Management, Inc. in 2009 with respect to the nine portfolios within MIST and MSF which it sub-advised were approximately $21.6 million.

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unnecessary to apply all of the 1940 Act’s restrictions with respect to sub-advisers to manager-of-managers funds. In the Rule 15a-5 Proposing Release, the Commission recognized that sub-advisers to such funds should be treated more like portfolio managers, rather than investment advisers, for purposes of the shareholder approval requirement for investment advisory agreements under Section 15 of the 1940 Act given the role that the primary investment adviser has in a manager-of-managers structure in negotiating the terms of each subadvisory contract “on an arm’s length basis.”20 Similarly, the Commission has also recognized, with respect to its disclosure rules regarding the reasons for a board’s approval of an investment advisory agreement, that certain factors that must be considered by the board in reviewing a proposed advisory agreement where the investment adviser is the sponsor of the fund or an affiliate may not necessarily be relevant in the case of an unaffiliated sub-adviser. 21

The Applicants believe that the reasoning articulated in the Rule 15a-5 Proposing Release and underlying the Multi-Manager Order and other similar orders also applies with respect to the restriction in Section 2(a)(19)(B)(iii). The Independent Board Members are entitled to and do rely to a great extent on MetLife Advisers to oversee the Sub-advisers for the Portfolios, to negotiate Advisory Agreements at arms’ length with the Sub-advisers, and to make recommendations to the Independent Board Members from time to time as necessary to replace existing Sub-advisers or hire new ones, just as independent directors might rely on a primary investment adviser that manages a fund directly to hire and fire portfolio managers without being required to obtain the approval of the board of directors of the affected fund.

The Applicants also believe that the proposed exemption is consistent with the conditions imposed by the Commission in granting the Multi-Manager Order and other similar orders. In these orders, the Commission has required applicants to represent that no director or officer of the fund, and no primary investment adviser or director or officer thereof, will own directly or indirectly any interest in a sub-adviser, except for ownership of less than 1% of any class of outstanding securities of a publicly-traded company that is either a sub-adviser or control affiliate of a sub-adviser.22 This

[20]	Rule 15a-5 Proposing Release at 61,722; id. at 61,721 (noting the distinction between “subadvisory arrangements in which the subadvisers have resembled portfolio managers [versus] the more traditional subadvisory arrangements that Congress explicitly covered in the shareholder voting requirement of section 15(a)”). In the Rule 15a-5 Proposing Release, the Commission proposed exempting investment advisory agreements with sub-advisers of manager-of-managers funds from the shareholder approval requirements of Section 15(a) of the 1940 Act. In doing so, the Commission noted the limited scope of the relief and that there were other means of protecting fund investor expectations and interests.
[21]	See Disclosure Regarding Approval of Investment Advisory Contracts by Directors of Investment Companies, Investment Company Act Release No. 26486 (June 23, 2004), 69 Fed. Reg. 39,798, 39,801 (June 30, 2004).
[22]	See, e.g., New England Funds Trust I, et al., Investment Company Act Release Nos. 22796 (Aug. 22, 1997)(notice) and 22824 (Sept. 17, 1997)(order); but cf. Rule 15a-5 Proposing Release at 61,723 (proposing a condition to proposed Rule 15a-5 that would “preclude any director or officer of the fund and the principal adviser or any director or officer of the principal adviser with which the subadviser has contracted from owning, directly or indirectly, any material interest in the subadviser….”).

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provision is intended to protect against conflicts of interest and the potential for self-dealing (much like Section 2(a)(19)(B)(iii)) that is present when a primary investment adviser hires a sub-adviser in which it or one of its directors or officers has a material interest. The Applicants believe that applying a similar standard to the Independent Board Members, which would permit them to hold de minimis interests in unaffiliated Sub-advisers and their parent companies without being deemed “interested persons” under Section 2(a)(19), would continue to protect against potential conflicts of interest and any potential for self-dealing in connection with the hiring of Sub-advisers.

Finally, the proposed exemption would provide the flexibility Congress intended when enacting Section 2(a)(19). The enactment of Section 2(a)(19)(B)(iii) was not intended to classify persons conclusively as “interested” merely by virtue of their holding any interest, however small or indirect, in any security of a Sub-adviser or its parent company; it was intended to strengthen those provisions of the 1940 Act which require that disinterested directors serve on investment boards and act independently as to certain important matters. Congress itself recognized this when it noted that the Commission would have the authority under Section 6(c) to exempt an individual, who despite being covered by the definition of “interested person” in Section 2(a)(19), “is in a position to act independently on behalf of the investment company and its shareholders in dealing with the company’s investment adviser or principal underwriter.”23 For the reasons discussed above, the Applicants assert that the proposed exemption should be granted.

3.	Precedent for Proposed Exemption

The Commission has previously granted exemptions from Section 2(a)(19)(B)(iii), in circumstances similar to those presented in this Application, to applicants who have proposed to exempt independent directors from the provisions of Section 2(a)(19) to the extent necessary to allow them to hold beneficial or legal interests in the parent company of an investment adviser. 24 In

[23]	See S. REP. No. 91-184 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4929.
[24]	See, e.g., Dean Witter Reynolds InterCapital Inc. et al., 1940 Act Release Nos. 12436 (May 14, 1982) (notice) and 12489 (June 14, 1982) (order) (permitting the independent directors of the funds advised by Dean Witter Reynolds InterCapital, Inc. to own securities issued by its parent company, Sears Roebuck & Co., and subsidiaries thereof); The Putnam Management Company, Inc., et al., 1940 Act Release Nos. 13894 (Apr. 19, 1984) (notice) and 13944 (May 16, 1984) (order) (permitting the independent directors of funds advised by The Putnam Management Company, Inc. to own securities issued by its parent company, Marsh & McLennon Companies, Inc.). The Commission has also granted limited exemptions from Section 2(a)(19)(B)(iii) for purposes of the requirement of Section 15(f) of the 1940 Act that at least 75% of the board of directors of a fund not be interested persons of the fund’s investment adviser, following a change of control of the adviser. See, e.g., Shearson Loeb Rhoades Inc., et al., 1940 Act Release Nos. 11786 (June 3, 1981) (notice) and 11835 (June 26, 1981) (order); Lehman Management Co., Inc. et al., 1940 Act Release Nos. 13978 (May 31, 1984) (notice) and 14018 (June 29, 1984) (order).

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their applications for exemptive relief, the applicants specifically noted the large size of the parent company, the minimal amount that the adviser contributed to the parent company’s profits and the minor ownership any individual director would have in such parent company. In these instances, the Commission has issued orders exempting independent directors from Section 2(a)(19) pursuant to Section 6(c) of the 1940 Act provided that, among other things, the interest in the investment adviser’s parent company was a de minimis amount of (i) the individual’s net worth; (ii) the outstanding shares of any class of equity security involved, or the outstanding principal amount of any class of debt security involved; and (iii) the aggregate market value of all classes of debt and equity securities.

The Commission’s staff has also provided no-action relief from Section 2(a)(19)(B)(iii) in circumstances similar to those presented in this application. In particular, the staff took a no-action position with respect to a mutual fund and one of its independent directors where the director also served as a member of a college board of trustees responsible for overseeing the college’s endowment fund, which held a bond issued by the ultimate parent of the mutual fund’s investment adviser.25 The staff’s decision appeared to be based in large part on the applicant’s representations that the director’s interest in the parent company of the investment adviser represented a limited portion of the endowment fund and the net income of the adviser was insubstantial relative to the parent company’s gross revenues.

C.	Conditions for the Proposed Exemption

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.	Limited Interest

Except as otherwise permitted by the 1940 Act and the rules, regulations and interpretations thereunder, an Independent Board Member’s direct or indirect beneficial or legal interest in a publicly-traded Sub-adviser or its publicly-traded parent company would be limited, in the aggregate, to one percent or less of (i) the outstanding shares of any class of equity security of the Sub-adviser or its parent company, (ii) the outstanding principal amount of any class of debt security of the Sub-adviser or its parent company, and (iii) the aggregate market value of all classes of equity or debt securities issued by the Sub-adviser or its parent company.

[25]	See GAC Growth Fund Inc., No-Action Letter (pub. avail. Aug. 21, 1971); GAC Growth Fund Inc., No-Action Letter (pub. avail. Dec. 4, 1971).

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2.	No Indicia of Control

An Independent Board Member relying on the relief requested herein will have no indicia of control of any Sub-adviser. For purposes of this Application, the term “indicia of control” shall mean the (i) holding of any board or management position with a Sub-adviser or its parent company, or (ii) ability to influence the management or the policies of a Sub-adviser or its parent company.

3.	Oversight of Interests in Sub-advisers or Parent Companies Thereof

Each Independent Board Member relying on the relief requested herein shall notify MetLife Advisers and the other Independent Board Members of any direct or indirect beneficial or legal interest held by the Independent Board Member in a Sub-adviser or its parent company. In addition, the Applicants will solicit from the Independent Board Members on an annual basis (i) appropriate information regarding their direct or indirect beneficial or legal interests in the Subadvisers or their parent companies, and (ii) certifications stating that any direct or indirect beneficial or legal interest in a Sub-adviser or its parent company is limited as required under the proposed exemption. In connection with the hiring of any new Sub-adviser, the Applicants also will solicit from the Independent Board Members (i) appropriate information regarding their direct or indirect beneficial or legal interests in the Sub-adviser or its parent company, and (ii) certifications stating that any direct or indirect beneficial or legal interest in the new Sub-adviser or its parent company is limited as required under the proposed exemption. The information and certifications described in this paragraph would be deemed part of the books and records of the Funds with respect to Rule 31a-2 under the 1940 Act, and would therefore be subject to inspection and examination by the Commission staff.

4.	Unaffiliated Public Companies Only

The Applicants agree that the proposed exemption would not permit an Independent Board Member, except as otherwise permitted by the 1940 Act or the rules, regulations or interpretations thereunder, to have any direct or indirect beneficial or legal interest in securities issued by (i) MetLife Advisers or any affiliate of MetLife Advisers, including MetLife, Inc.; and (ii) any privately-held Sub-adviser or privately-held parent company thereof.

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5.	Portfolios Relying on Multi-Manager Order Only

The Applicants agree that the proposed exemption would be limited to investments in Sub-advisers (and parent companies thereof) of the Portfolios that operate pursuant to the Multi-Manager Order or any similar order or rule issued by the Commission.

D.	Request for an Order

The Applicants request an order of the Commission pursuant to Section 6(c) of the 1940 Act exempting current and future Independent Board Members from the definition of “interested person” in Section 2(a)(19) of the 1940 Act to the extent necessary to permit the Independent Board Members of the Funds to hold limited direct or indirect beneficial or legal interests in, or to be designated as a trustee, executor, or guardian of any legal interest in, publicly-traded securities issued by the unaffiliated Sub-advisers of the Funds or their parent companies. The Applicants submit that, for all the reasons stated above, the proposed exemption is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V. CONCLUSION

For the reasons set forth in this Application, the Applicants respectively state that the proposed exemption meets the standards of Section 6(c) of the 1940 Act and respectfully request that the Commission issue an order of exemption pursuant to Section 6(c) of the 1940 Act and that such order be made effective as soon as possible.

VI. PROCEDURAL MATTERS RELATING TO THIS APPLICATION

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants hereby state that their address is as indicated on the cover page of this Application. Any notice and order concerning this Application should be directed to:

Elizabeth M. Forget

President, Chief Executive Officer, and Chair of the Board of Managers

MetLife Advisers, LLC

1095 Avenue of the Americas

New York, NY 10036

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Please address any questions or comments concerning this Application and a copy of any notice and order to:

Paul G. Cellupica

Chief Counsel, Securities Regulation & Corporate Services

MetLife, Inc.

1095 Avenue of the Americas

New York, NY 10036

Applicants request that the Commission issue an order pursuant to Rule 0-5 under the 1940 Act without a hearing being held. Each Applicant represents that the undersigned is authorized to file this Application in the name and on behalf of the Applicant. Under the current Charter and By-Laws of MetLife Advisers, its business and affairs are conducted by its Board of Managers. In accordance with these governing documents, resolutions were adopted by a vote of the Board of Managers of MetLife Advisers authorizing the appropriate officers of MetLife Advisers to prepare, execute and file this Application with the Commission.

Under the current Certificate of Trust, Agreement and Declaration of Trust and By-Laws, MIST’s business and affairs are conducted by its Board of Trustees. In accordance with these governing documents, resolutions were adopted by a vote of the Board of Trustees of MIST authorizing the appropriate officers of MIST to prepare, execute and file this Application with the Commission.

Under the current Articles of Incorporation, MSF’s business and affairs are conducted by its Board of Directors. In accordance with these governing documents, resolutions were adopted by a vote of the Board of Directors of MSF authorizing the appropriate officers of MSF to prepare, execute and file this Application with the Commission.

The resolutions and statements of authority required under Rule 0-2(c)(1) under the 1940 Act are attached as Exhibit A to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.

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SIGNATURES

MetLife Advisers LLC has authorized this Application to be duly signed on its behalf in the State of New York on the 14th day of April, 2010.

METLIFE ADVISERS, LLC
/s/ Elizabeth M. Forget
President, Chief Executive Officer and Chair of the Board of Managers

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Metropolitan Series Fund, Inc. has authorized this Application to be duly signed on its behalf in the State of New York on the 14th day of April, 2010.

METROPOLITAN SERIES FUND, INC.
/s/ Elizabeth M. Forget
President and Chief Executive Officer

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Met Investors Series Trust has authorized this Application to be duly signed on its behalf in the State of New York on the 14th day of April, 2010.

MET INVESTORS SERIES TRUST
/s/ Elizabeth M. Forget
President

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EXHIBIT A-1

METLIFE ADVISERS, LLC

CERTIFICATE OF RESOLUTION

I, Paul G. Cellupica, Senior Vice President, Secretary and Manager of MetLife Advisers, LLC (the “Company”), do hereby certify that the following is a true and correct copy of a resolution duly adopted by the Board of Managers of the Company, and that said resolution for the Company has not been amended or rescinded and remains in full force and effect.

RESOLVED:	That the filing of an application with the Securities and Exchange Commission, on behalf of MetLife Advisers, LLC seeking, among other things, exemption from Section 2(a)(19) of the 1940 Act pursuant to Section 6(c) of the 1940 Act, as well as the filing of any amendments thereto, be, and it hereby is, approved.

RESOLVED:	That the officers of MetLife Advisers, LLC are hereby, authorized and directed to take such actions, execute and deliver any and all documents and make such filings, upon advice of counsel, as may be necessary to effectuate the foregoing resolution.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of the Company at New York City, New York this 14th day of April, 2010.

/s/ Paul Cellupica

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EXHIBIT A-2

METROPOLITAN SERIES FUND, INC.

CERTIFICATE OF RESOLUTION

I, Michael Lawlor, Assistant Secretary of Metropolitan Series Fund, Inc., do hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Directors of Metropolitan Series Fund, Inc. and that said resolutions have not been amended or rescinded and remain in full force and effect.

RESOLVED:	That the filing of an application, in substantially the form described at this meeting, with the Securities and Exchange Commission, on behalf of the Fund seeking, among other things, exemption from Section 2(a)(19) of the 1940 Act pursuant to Section 6(c) of the 1940 Act, as well as the filing of any amendments thereto, be, and it hereby is, approved.

RESOLVED:	That the officers of the Fund are hereby, authorized and directed to take such actions, execute and deliver any and all documents and make such filings, upon advice of counsel, as may be necessary to effectuate the foregoing resolution.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of Metropolitan Series Fund, Inc. at Boston, Massachusetts this 14th day of April, 2010.

/s/ Michael Lawlor

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EXHIBIT A-3

MET INVESTORS SERIES TRUST

CERTIFICATE OF RESOLUTION

I, Richard C. Pearson, Secretary of Met Investors Series Trust, do hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Trustees and that said resolutions have not been amended or rescinded and remain in full force and effect.

RESOLVED, that the appropriate officers of the Trust be, and each of them hereby is, authorized to file an Exemptive Application and any amendments thereto with the Securities and Exchange Commission, for an order exempting current and future Independent Trustees from the definition of “interested person” under Section 2(a) (19) of the Investment Company Act of 1940, as amended, to the extent necessary to permit such Trustees to hold limited interests in the publicly-traded securities of unaffiliated investment sub-advisers of the Trust and their parent companies, subject to ratification of the Exemptive Application at the next meeting of the Board of Trustees of the Trust, as the officer executing such document shall deem necessary or appropriate, the execution and filing of such document to be conclusive evidence of the Board’s approval.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of Met Investors Series Trust at Irvine, California this 14th day of April, 2010.

/s/ Richard C. Pearson

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EXHIBIT B-1

VERIFICATION

The undersigned states that he has duly executed the attached Application dated April 14th, 2010 for and on behalf of:

MetLife Advisers, LLC;

that he is Senior Vice President, Secretary and Manager of MetLife Advisers, LLC; and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ Paul G. Cellupica

Page 32 of a total of 33

EXHIBIT B-2

VERIFICATION

The undersigned states that she has duly executed the attached Application dated April 14th, 2010 for and on behalf of:

Metropolitan Series Fund, Inc.

Met Investors Series Trust

that she is Chairman of the Board, President and Chief Executive Officer of Metropolitan Series Fund, Inc. and President and Trustee of Met Investors Series Trust; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of her knowledge, information and belief.

/s/ Elizabeth M. Forget

Page 33 of a total of 33